Exhibit 99(1)

                                                                                30 March 2004
                                        Cash Offer

                                              by

                                           JPMorgan

                                         on behalf of

                                    BLB Investors, L.L.C.

                                             for

                                         Wembley plc

Summary

o        The  management  committee of BLB Investors  announces the terms of a cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB
         Investors.

o        The Offer  will be 800 pence in cash for each  Wembley  Share and  values the entire issued and to be issued  share  capital of  Wembley  at  approximately  £287.3 million.

o        The Offer  represents  a  premium  of 6.67 per cent.  over the MGM  Proposal1  and a premium of 51.66 per cent.  over the Closing  Price of 527.5 pence for each  Wembley
         Share on 19 November 2003, the day prior to the  announcement by Wembley that it had received  approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

o        If the Wembley  Meetings to approve the MGM  Proposal  proceed,  BLB  Investors  and
         Active Value will exercise voting rights representing  approximately 22.25 per cent.
         of  Wembley's  issued  share  capital  against  the  resolutions  to approve the MGM
         Proposal.

o        The Offer is conditional  upon,  among other things,  completion of the Lincoln Park
         Reorganisation  and receipt of regulatory  clearances  from the Rhode Island Lottery
         Commission,  the Rhode Island  Department of Business  Regulation and other relevant regulators.  Applications for clearance from the Rhode Island Lottery Commission and the Rhode Island Department of Business Regulation are being filed today.

o        BLB Investors already owns 2,811,108 Wembley Shares (representing approximately 8.09 per cent.  of  Wembley's  issued share  capital)  and is now  committed to acquire a further  4,921,392  Wembley Shares  (representing  approximately  14.16 per cent. of
         Wembley's  issued share capital) from Active Value subject only to  satisfaction  of the HSR Condition.  Accordingly, BLB Investors either owns or has agreed to acquire, in aggregate,  7,732,500 Wembley Shares (representing  approximately 22.25 per cent.
         of Wembley's issued share capital).

Commenting on the Offer on behalf of BLB Investors, Jeff Dishner said:

"BLB Investors has already committed over £60  million to acquire a major  shareholding in Wembley.  Based on our unique  collection  of real  estate,  gaming and  leisure  industry expertise,  we  believe  that BLB  Investors  is best  positioned  to invest  in and  develop
Wembley's businesses to ensure that their future potential is fully realised."

Enquiries:

BLB Investors                                              Tel:  +44 (0) 20 7353 4200
Jeff Dishner

JPMorgan                                                   Tel:  +44 (0) 20 7742 4000
Murray Orr
Edward Banks

Tulchan Communications                                     Tel:  +44 (0) 20 7353 4200
Andrew Grant
Andrew Honnor

This summary should be read in conjunction  with the full text of the attached  announcement.
Terms used in this summary shall have the meaning given to them in the full announcement.

This  announcement  does not  constitute an offer to sell,  or  invitation  to purchase,  any securities  or the  solicitation  of any vote or  approval  in any  jurisdiction.  The  Offer
Document and Form of Acceptance will be posted to Wembley Shareholders in due course.

The Offer is not being made, directly or indirectly,  in or into or by use of the mails or by
any   means  or   instrumentality   (including,   without   limitation,   telephonically   or
electronically)  of  interstate  or foreign  commerce  of, or by any other  facilities  of, a national,  state or other  securities  exchange  of the United  States,  nor is it being made directly or indirectly  in or into Canada,  Australia or Japan.  Accordingly,  copies of this announcement  and any related  documents are not being,  and must not be, mailed or otherwise distributed  or sent in or into or from the United  States,  Canada,  Australia  or Japan and persons doing so may render invalid any purported  acceptance of the Offer.  The availability of the Offer to persons  who are not  resident  in the United  Kingdom may be affected by the laws of their relevant jurisdiction.  Wembley Shareholders who are not resident in the United
Kingdom should inform  themselves  about, and observe,  any applicable  requirements of their jurisdiction.

JPMorgan,  which is regulated by the Financial Services  Authority in the United Kingdom,  is
acting  for BLB  Investors  and no one  else in  connection  with the  Offer  and will not be responsible  to anyone other than BLB Investors for  providing  the  protections  afforded to clients of JPMorgan or for providing advice in relation to the Offer.

                                                                                30 March 2004

                                          Cash Offer

                                              by

                                           JPMorgan

                                         on behalf of

                                    BLB Investors, L.L.C.

                                             for

                                         Wembley plc

1.       Introduction

         The  management  committee of BLB Investors  announces the terms of a cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB
         Investors.  The Offer  will be made by  JPMorgan  on behalf of a direct or  indirect wholly-owned  subsidiary of BLB Investors  incorporated  for the specific purpose of making the Offer.

2.       Background

         On 10 March 2004, BLB Investors  acquired  2,811,108  Wembley  Shares  (representing approximately  8.09 per cent. of Wembley's  issued share capital) from Active Value.
         On 19 March 2004,  BLB Investors  announced that it had agreed to purchase a further
         4,921,392 Wembley Shares  (representing  approximately  14.16 per cent. of Wembley's issued share  capital)  from Active Value in certain  circumstances.  As a result of this  announcement,  BLB Investors  has now acquired or is committed to acquire,  in aggregate,  7,732,500 Wembley Shares (representing  approximately 22.25 per cent. of
         Wembley's  issued share  capital).  On 10 March 2004,  BLB Investors  approached the
         Wembley Board  expressing  its interest in making an offer and seeking,  among other
         things,  due  diligence   information.   The  Wembley  Board  has  since  then  been
         co-operating  with BLB Investors in  connection  with its  proposals.  Prior to this announcement,  BLB Investors sought a  recommendation  of the Offer from the Wembley
         Board and hopes that a recommendation  will be given to Wembley  Shareholders in due course,  as the Offer provides  greater value to Wembley  Shareholders  than the MGM
         Proposal.

         If the Wembley Meetings to approve the MGM Proposal proceed,  BLB Investors and Active Value will exercise voting rights  representing  approximately  22.25 per cent. of Wembley's  issued share capital  against the resolutions to approve the MGM
         Proposal.

3.       The Offer

         The Offer,  which will be subject to the terms and  conditions set out in Appendix I to this  announcement  and to the further terms to be set out in the Offer  Document and Form of Acceptance, will be made on the basis set out below:

                          for each Wembley Share    800 pence in cash

         The Offer  values  the  entire  issued  and to be issued  share  capital of
         Wembley at approximately £287.3 million.

         On this basis,  the Offer  represents a premium of 6.67 per cent.  over the
         MGM Proposal2 and a premium of 51.66 per cent. over the Closing Price of 527.5 pence for each Wembley Share on 19 November  2003,  the day prior to the  announcement  by
         Wembley  that it had  received  approaches  from a number of parties  interested  in acquiring some or all of the assets of Wembley.

         Wembley  Shares will be  acquired  under the Offer fully paid and free from all liens,  charges,  equitable interests,  encumbrances,  rights of pre-emption and other third party rights or interests and together with all rights attaching thereto including,  without  limitation,  the  right to  receive  all  dividends  and  other distributions (if any) announced, declared, made or paid hereafter.

4.       Background to and reasons for the Offer

         The members of BLB Investors, who have a proven track record of successfully working together,  bring significant  expertise and capabilities in the real estate,  gaming and leisure industries. Starwood Capital is a major investor in leisure-related real estate  projects,  Kerzner is a leading  international  developer  and  operator  of destination resorts and casinos and Waterford is an operator and developer of gaming and hospitality properties.

         The members of BLB Investors have extensive  experience of  successfully  developing and operating  assets  worldwide,  including in the  Northeastern US gaming and real estate markets.  Accordingly, BLB Investors regards the acquisition of Wembley as an important opportunity to invest in these markets and,  specifically,  to enhance and develop the Lincoln Park  facilities  in a manner  supported by and agreed with both the local communities and the relevant regulators in Rhode Island.

         In  addition,  the UK assets of Wembley  are  regarded  as  interesting  development opportunities, should the gaming reforms currently proposed in the UK be adopted.

5. Information on BLB Investors and the Consortium

         (a)   BLB Investors

         BLB Investors is a Delaware limited liability  company,  which is 50 per cent. owned by  investment  affiliates  of Starwood  Capital,  25 per cent.  owned by investment affiliates of Kerzner and 25 per cent. owned by investment  affiliates of Waterford.
         The  Offer  will be made by a direct  or  indirect  wholly-owned  subsidiary  of BLB
         Investors incorporated for the specific purpose of making the Offer.

         (b)   Starwood Capital

         Since its inception in 1991,  Starwood  Capital and its  predecessors  have specialised in real estate investments on behalf of high net worth families, pension funds and other institutional  investors.  During this period,  Starwood Capital and
         its  affiliates   have  invested   approximately   US$2.6  billion  of  private  and
         institutional  capital for transactions  representing  approximately  US$8.0 billion worth of real estate and related  assets.  Starwood  Capital and its affiliates have specialised in building  business  enterprises  around core real estate  portfolios, including: (a) the recapitalisation,  reorganisation and expansion in 1995 of a real estate investment trust in financial difficulty to become the company which is today known as Starwood Hotels & Resorts Worldwide,  Inc., a leading global owner/operator of hotels,  with ownership of brands such as Sheraton,  Westin, The St. Regis Luxury
         Collection  and "W"; (b)  contributing  a substantial  mezzanine  debt  portfolio to create the company which is today known as iStar Financial, Inc., one of the leading publicly-owned  finance  companies in the US focused on commercial real estate;  and
         (c) the acquisition in 2003, in partnership  with affiliates of Goldman Sachs & Co.,
         of  National  Golf  Properties/American   Golf  Corporation,   one  of  the  largest
         owner/operators of golf courses and related facilities in the US.

         Starwood  Capital's  affiliates  have  significant  existing real estate holdings in
         Rhode Island,  including:  (a) a 290 unit,  age-restricted  residential  development known as the Village at Mount Hope Bay in  Tiverton,  located on  approximately  106 acres, with estimated total project costs exceeding US$175 million and consisting of town houses,  condominiums  and a marina;  (b) the land under a 239,000  square feet multi-family  project subject to a 99 year ground lease; (c)  approximately  176,000 square feet of retail  centres in Pawtucket and  Middletown;  and (d)  approximately
         115,000 square feet of industrial and office property in East Providence

         (c)   Kerzner

         Kerzner is a leading  international  developer and operator of  destination resorts and casinos.  Kerzner's flagship brand is Atlantis, which includes Atlantis,
         Paradise Island, a 2,317-room,  ocean-themed  destination resort located on Paradise
         Island,  The  Bahamas.  Atlantis,  Paradise  Island is a unique  destination  resort featuring  three  inter-connected  hotel towers  built around a 7-acre  lagoon and a
         34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. Kerzner is listed on the New
         York Stock Exchange with a current  equity market  capitalisation  of  approximately
         US$1.4 billion.

         In its luxury resort hotel business,  Kerzner  manages nine resort hotels  primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai.

         (d)   Waterford

         Waterford is an operator and developer of gaming and hospitality properties in the United States. With 27 properties throughout the United States, Waterford has
         experience   operating  a  variety  of  properties,   including  gaming  facilities,
         full-service and resort  properties,  conference and convention  centres,  all-suite hotels, and limited services  properties.  One of these properties,  which opened in
         May 2003, is located in Warwick, Rhode Island and was developed and constructed, and is now owned and managed, by Waterford.

         Since 1986,  Waterford  has been  involved in the  development  of projects totalling more than US$2 billion.

         Kerzner and  Waterford  were  responsible  for  developing  the Mohegan Sun
         Casino in Uncasville,  Connecticut,  one of the premier casino  destinations  in the
         United States.  Kerzner and Waterford  together managed the Mohegan Sun Casino until
         31  December  1999,  at which  time the  Mohegan  Tribe  agreed to pay  Kerzner  and
         Waterford  a  percentage  of future  gross  revenues  of the  Mohegan  Sun Casino in exchange for  relinquishing  their  management  contract to the Mohegan Tribe.  As a result of  relinquishing  the management  contract,  Kerzner and Waterford no longer provide any management services to the Mohegan Sun Casino and only expect to receive payments  for a  period  of  time  as  consideration  for  having  relinquished  the management contract.

6.       Arrangements with Active Value

         On 10 March 2004, BLB Investors  acquired  2,811,108  Wembley  Shares,  representing approximately 8.09 per cent. of Wembley's issued share capital, from Active Value at a price of 800 pence for each Wembley Share. As a result of this  announcement,  BLB
         Investors is committed to acquire,  and Active Value is committed to sell, a further
         4,921,392 Wembley Shares  (representing  approximately  14.16 per cent. of Wembley's issued share capital) from Active Value at 800 pence for each Wembley Share, subject only to any necessary  notifications  and filings  having been made and all relevant waiting  periods  expiring or having  been  terminated  under the  Hart-Scott-Rodino
         Antitrusts  Improvements  Act of 1976 (as amended) and all  approvals or  clearances thereunder having been obtained to the reasonable satisfaction of BLB Investors.

         Pending  satisfaction of the HSR Condition and transfer of the Announcement
         Shares, or until the Offer lapses or is withdrawn, Active Value has agreed that: (a)
         it will vote the Announcement Shares against the scheme of arrangement to effect the
         MGM Proposal;  (b) it will also vote the Announcement Shares against any alternative proposal  leading to a change of  ownership of Wembley or a transfer of any material assets of  Wembley;  and (c) it will vote the  Announcement  Shares in favour of any offer made by BLB Investors for Wembley by way of a scheme of arrangement.

7.       Information on Wembley

         Wembley is a track-based  gaming  business with operations in the United Kingdom and the United  States.  In the United  States,  Wembley has operations in the states of
         Rhode Island and Colorado.  Wembley's  principal venue is the Lincoln Park greyhound track in Rhode Island. In Colorado, Wembley owns and operates three greyhound racing tracks and one horse racing track, together with an off-track betting operation.  At
         Lincoln Park,  Wembley's strategy is to offer additional gaming opportunities in the form of video lottery terminals. In the United Kingdom, Wembley is the leading owner and operator of greyhound tracks, with tracks in Wimbledon, Manchester,  Birmingham,
         Oxford and Portsmouth.

         For the year ended 31  December  2003,  Wembley  reported  audited turnover from  continuing  operations of  £97.9  million  (2002:  £101.1 million) and audited  operating  profit from  continuing  operations and before tax, interest and exceptional items of £35.3 million (2002:  £39.3  million).
         As at 31 December 2003, Wembley had audited net assets of £188.0 million.

8.       The Lincoln Park Reorganisation

         The indictment under the Lincoln Park Litigation is currently  against Lincoln Park,
         Inc.,   an  indirect   wholly-owned   subsidiary   of  Wembley.   The  Lincoln  Park
         Reorganisation  is  intended  to  separate  from the  Wembley  Group  any  potential liability for, and associated costs of, the Lincoln Park  Litigation.  On 27 January
         2004,  Wembley  announced that Lincoln Park, Inc. had entered into an agreement with the United  States,  acting by and through the US Attorney,  to deposit US$8 million into an escrow  account,  following  agreement with the US Attorney that this is the maximum  aggregate fine that would be sought in the event of a conviction of Lincoln
         Park, Inc. on all counts under the indictment against it.

         Implementation  of the Lincoln  Park  Reorganisation  is a condition of the
         Offer.  Under the Lincoln  Park  Reorganisation,  the  following  steps are proposed
         (although BLB Investors  reserves the right to change any of these steps in order to effect the underlying commercial objectives of the Lincoln Park Reorganisation):

         (a)      Lincoln Park,  Inc. will be reorganised by way of merger into LPRI, a Rhode
                  Island limited liability company;

         (b)      LPRI will transfer (by distribution or otherwise) its business,  assets and liabilities to its immediate holding company, UTGR, Inc., save that it will retain its liability for the Lincoln Park Litigation,  including associated legal and other costs.  LPRI will also retain cash balances  (including the
                  US$8 million in escrow referred to above) which, when aggregated with LPJ's cash balances, will total US$16.3 million (approximately £9 million);

         (c)      UTGR,  Inc. will sell its membership  interest in LPRI to Wembley at market value;

         (d)      a new Jersey  limited  liability  company,  LPJ,  will be  incorporated  by
                  Wembley and  capitalised  such that the aggregate  cash balances of LPJ and
                  LPRI are as described  above  following  which  Wembley  will  transfer its membership interest in LPRI to LPJ; and

         (e)      LPJ will be sold to the Independent Entity or a wholly-owned  subsidiary of the Independent  Entity in  consideration  of a deferred payment to Wembley payable only on resolution of the Lincoln Park  Litigation and equal to the cash (if any) remaining  within LPJ and LPRI that can be distributed to the
                  Independent Entity less certain costs and the expenses  associated with the
                  administration   of  LPJ,  LPRI  and  the  Independent   Entity  and  their
                  winding-up.

9.       Conditions of the Offer

         The  Offer  will  be  subject  to the  conditions  set  out in  Appendix  I to  this announcement.

10.      Financing of the Offer

         The Offer will be funded by equity contributions from investment  affiliates of each of  Starwood  Capital,  Kerzner and  Waterford  and by debt  facilities  provided by
         Deutsche Bank and JPMorgan Chase.

11.      Management and employees

         BLB  Investors  confirms  that the existing  employment  rights,  including  pension entitlements,  of the employees of the Wembley Group will be fully  safeguarded upon the Offer becoming or being declared unconditional in all respects.

12.      Wembley Share Option Schemes

         The Offer will be extended to any Wembley  Shares  which are allotted or issued as a result of the exercise of options granted,  or shares being  transferred,  under the
         Wembley  Share  Option  Schemes  while the Offer  remains open for  acceptance  (or, subject to the provisions of the City Code,  until such earlier date or dates as the
         Offeror may determine).

         In the event that the Offer  becomes or is declared  unconditional  in all respects,
         BLB Investors  will write to  participants  in the Wembley  Share Option  Schemes to inform  them of the  effect of the Offer on their  rights  under the  Wembley  Share
         Option Schemes and to set out appropriate proposals to be made to them.

13.      Compulsory acquisition, de-listing and cancellation of admission to trading

         Subject to the Offer becoming or being declared  unconditional  in all respects,  if sufficient  acceptances are received under the Offer,  BLB Investors  intends to use the  procedures  set out in  sections  428 to 430F of the  Companies  Act to acquire compulsorily  any  outstanding  Wembley  Shares to which the  Offer  relates  and to procure  that  Wembley  applies to the UKLA for  cancellation  of the listing of the
         Wembley  Shares on the Official List and to the London Stock  Exchange for admission to trading of the Wembley Shares to be cancelled.

         It is anticipated that the cancellation of Wembley's  listing and admission to trading will take effect no earlier than the expiry of 20 business days after the date on which the Offer becomes or is declared unconditional in all respects.

Enquiries:

BLB Investors                                               Tel:  +44 (0) 20 7353 4200
Jeff Dishner

JPMorgan                                                    Tel:  +44 (0) 20 7742 4000
Murray Orr
Edward Banks

Tulchan Communications                                      Tel:  +44 (0) 20 7353 4200
Andrew Grant
Andrew Honnor

This  announcement  does not  constitute an offer to sell,  or  invitation  to purchase,  any securities  or the  solicitation  of any vote or  approval  in any  jurisdiction.  The  Offer
Document and Form of Acceptance will be posted to Wembley Shareholders in due course.

The Offer is not being made, directly or indirectly,  in or into or by use of the mails or by
any   means  or   instrumentality   (including,   without   limitation,   telephonically   or
electronically)  of  interstate  or foreign  commerce  of, or by any other  facilities  of, a national,  state or other  securities  exchange  of the United  States,  nor is it being made directly or indirectly  in or into Canada,  Australia or Japan.  Accordingly,  copies of this announcement  and any related  documents are not being,  and must not be, mailed or otherwise distributed  or sent in or into or from the United  States,  Canada,  Australia  or Japan and persons doing so may render invalid any purported  acceptance of the Offer.  The availability of the Offer to persons  who are not  resident  in the United  Kingdom may be affected by the laws of their relevant jurisdiction.  Wembley Shareholders who are not resident in the United
Kingdom should inform  themselves  about, and observe,  any applicable  requirements of their jurisdiction.

JPMorgan,  which is regulated by the Financial Services  Authority in the United Kingdom,  is
acting  for BLB  Investors  and no one  else in  connection  with the  Offer  and will not be responsible  to anyone other than BLB Investors for  providing  the  protections  afforded to clients of JPMorgan or for providing advice in relation to the Offer.

Appendix II contains the definitions of certain terms used in this announcement.

                                          APPENDIX I

                                   Conditions of the Offer

The Offer will be subject to the following conditions:

         (a)      valid acceptances  being received (and not, where permitted,  withdrawn) by 3.00 p.m. (London time) on the first closing date of the Offer (the First Closing  Date) or such later  time(s)  and/or  date(s)
                  as the  Offeror  may,  subject to the rules of the City Code,  decide in respect of not less than
                  90 per cent.  in nominal  value (or such  lesser  percentage  as the  Offeror  may decide) of the
                  Wembley  Shares to which the Offer  relates,  provided that this  condition will not be satisfied unless the Offeror and/or its holding company and/or any of its wholly-owned  subsidiaries  shall have  acquired,  or  agreed  to  acquire,  pursuant  to the Offer or  otherwise,  Wembley  Shares carrying more than 50 per cent. of the voting rights  normally  exercisable at a general  meeting of Wembley  including,  for this purpose (to the extent, if any, required by the Panel), any such voting  rights  attaching  to any  Wembley  Shares  that are  unconditionally  allotted or issued before the Offer becomes or is declared  unconditional as to acceptances  whether pursuant to the exercise  of any  outstanding  subscription  or  conversion  rights  or  otherwise,  and  for the purposes of this condition:

                  (i)      Wembley  Shares which have been  unconditionally  allotted but not issued shall be deemed to carry the voting  rights they will carry on issue; and

                  (ii)     the expression  Wembley Shares to which the Offer relates shall be construed in accordance with sections 428 to 430F of the Companies
                           Act;

         (b)      it being established, in terms satisfactory to the Offeror (acting reasonably),  that the Offer, or any aspect  thereof,  will not be referred to the Competition Commission provided that, if a request to the European Commission is made by the competent authorities of
                  one  or  more  Member   States  under  Article  22(3)  of  Council
                  Regulation  (EEC) 4064/89 (as amended by Council  Regulation  (EC)
                  1310/97) (the Merger  Regulation)  and is accepted by the European
                  Commission, then this paragraph (b) shall only be satisfied if:

                  (i)      it is  established,  in terms  satisfactory to the Offeror (acting reasonably),  that  it  is  not  the  intention  of  the  European
                           Commission to initiate  proceedings  under Article  6(1)(c) of the
                           Merger Regulation; and

                  (ii)     to the extent that the competent authorities of the United Kingdom retain jurisdiction over any aspect of the proposed acquisition of
                           Wembley by the Offeror,  it is established,  in terms satisfactory to the Offeror (acting reasonably),  that the proposed acquisition of  Wembley  by the  Offeror,  or any  matter  arising  from  that acquisition, will not be referred to the Competition Commission;

         (c)      all  necessary  notifications  and filings  required  by law or  regulation  having been made,  all or any applicable waiting and other time periods  (including any extensions thereof (including  requests for additional  information)) under any applicable  legislation or regulation of any jurisdiction
                  (including,  without limitation, in the United States,  Hart-Scott-Rodino  Antitrust Improvements
                  Act of 1976  (as  amended)  and the  regulations  made  thereunder)  having  expired,  lapsed  or terminated  and any  approvals or clearances  required by law or regulation  having been obtained to the reasonable  satisfaction  of the Offeror as  appropriate,  in each case, in respect of the
                  Offer,  its  implementation  and the acquisition of any shares in, or control of, Wembley (or any member of the  Wembley  Group) by the  Offeror or any member of the BLB  Investors  Group and all necessary  statutory and regulatory  obligations in connection with the Offer in any jurisdiction having been complied with;

         (d)      in relation to the Lincoln Park Business:

                  (i)      the Rhode Island  Lottery  Commission,  the Rhode Island  Department of Business  Regulation and all other
                           relevant  state  and  federal   regulators   having   confirmed,   on  terms  reasonably
                           satisfactory   to  the  Offeror,   that,  on  the  Offer   becoming  or  being  declared
                           unconditional  in all respects,  all material  licences and other operating  authorities
                           (however  denominated)  necessary  for the  ownership  or  operation of the Lincoln Park
                           Business  will  have and will  continue  to have  full  force  and  effect  on terms and conditions  (including  tax) which are no less  favourable in any material  respect than those currently enjoyed by Wembley;

                  (ii)     the US Attorney having confirmed, on terms reasonably satisfactory to the  Offeror,  that he would not object to the  transfer of the business of Lincoln  Park,  Inc. to another  member of the Wembley
                           Group and the sale of LPJ and LPRI as would be  effected  pursuant to the Lincoln Park Reorganisation; and

                  (iii)    completion of the Lincoln Park Reorganisation;

         (e)      other than  investigations and waiting periods listed in paragraph
                  (c)  above,   no  central  bank,   government   or   governmental,
                  quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or
                  any  court  or  other  body   (including   any   professional   or
                  environmental body) or person in any jurisdiction (each a Relevant
                  Authority)  having  decided to take,  instituted or threatened any action, proceeding,  suit, investigation,  enquiry or reference or
                  enacted,   made  or  proposed  and  there  not  continuing  to  be
                  outstanding any statute,  regulation, order or decision that would or might:

                  (i)      make the  Offer,  its  implementation  or the  acquisition  or the proposed  acquisition  of any  Wembley  Shares in, or control  of,
                           Wembley  by  any  member  of  the  BLB   Investors   Group   void,
                           unenforceable  or illegal or  directly or  indirectly  prohibit or restrict, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Offer, its implementation or the acquisition of any shares  in,  or  control  of,  Wembley  by any  member  of the BLB
                           Investors Group;

                  (ii)     result in a delay in the  ability of the  Offeror or any member of the BLB  Investors  Group,  or render the Offeror or any member of the BLB  Investors  Group  unable,  to acquire  all of the Wembley
                           Shares or require a  divestiture  by the  Offeror or any member of the BLB Investors Group of any Wembley Shares;

                  (iii)    require,  prevent or delay the  divestiture (or alter the terms of any proposed divestiture) by any member of the BLB Investors Group or any  member  of the  Wembley  Group of all or any part of their
                           respective   businesses,   assets  or  properties  or  impose  any
                           limitation  on their  ability to conduct  all or any part of their respective businesses and to own any of their respective assets or properties  to an extent  which is  material in the context of the
                           Wembley Group taken as a whole or the BLB Investors Group taken as a whole (as the case may be);

                  (iv)     impose any material  limitation  on, or result in any material  delay in, the ability of any member of the
                           BLB  Investors  Group to  acquire or hold  Wembley  Shares or other  securities  (or the equivalent) in any member of the Wembley Group or to exercise  effectively,  directly or indirectly,  all or any rights of ownership of Wembley  Shares or other  securities  (or the  equivalent) in, or to exercise  management  control over, any member of the Wembley
                           Group  or on the  ability  of any  member  of the  Wembley  Group  to hold  or  exercise effectively,  directly or indirectly,  all or any rights of ownership of shares or other securities (or the  equivalent)  in, or to exercise  management  control over, any other member of the Wembley Group;

                  (v)      result in any member of the  Wembley  Group  ceasing to be able to carry on business  under any name which it presently does so to an extent which is material in the context of the BLB Investors Group taken as a whole;

                  (vi)     require  any member of the BLB  Investors  Group or of the Wembley
                           Group  to  acquire  or  offer  to  acquire  any  shares  or  other securities (or the  equivalent) in any member of the Wembley Group or any member of the BLB Investors  Group owned by any third party
                           (other than in the implementation of the Offer);

                  (vii)    impose any material limitation on the ability of any member of the
                           BLB  Investors   Group  or  the  Wembley  Group  to  integrate  or
                           co-ordinate  its business,  or any part of it, with the businesses or any  part of the  businesses  of any  other  member  of the BLB
                           Investors Group and/or the Wembley Group; or

                  (viii)   otherwise  adversely  affect the  business,  assets,  financial or trading  position  or profits  of any member of the BLB  Investors
                           Group or of the Wembley  Group in a manner which is adverse to and material  in the  context of the BLB  Investors  Group  taken as a whole or the Wembley Group taken as a whole (as the case may be),

                  and all applicable waiting and other time periods during which any such  Relevant  Authority  could decide to take,  institute or threaten any such action, proceeding,  suit, investigation,  enquiry or reference having expired, lapsed or been terminated;

         (f)      all  authorisations,   orders,  grants,  recognitions,   confirmations,  licences,  consents,  clearances,
                  permissions and approvals  (authorisations)  necessary or appropriate in any jurisdiction for, in respect of, or resulting from, the Offer, its  implementation or the proposed  acquisition by the
                  Offeror or any member of the BLB  Investors  Group of any shares in Wembley or control of Wembley
                  (or  any  member  of the  Wembley  Group)  being  obtained  in  terms  and  in a form  reasonably satisfactory to the Offeror from appropriate  Relevant  Authorities or from any persons or bodies with  whom  any  member  of the BLB  Investors  Group  or the  Wembley  Group  has  entered  into contractual  arrangements and such authorisations,  together with all authorisations necessary or appropriate  for any member of the  Wembley  Group to carry on its  business,  remaining  in full force and effect (in each case where the  consequence  of a failure to obtain such  authorisation would have a material  adverse  effect on the Wembley Group (taken as a whole)) and no intimation of any  intention to revoke,  suspend,  restrict or modify or not to renew any of the same having been made in each case where the  consequences  of such  revocation,  suspension,  restriction or modification would have a material adverse effect on the Wembley Group (taken as a whole);

         (g)      save as  fairly  disclosed  in  writing  by or on behalf  of  Wembley  to BLB  Investors,  or as  publicly announced  to a  Regulatory  Information  Service by or on behalf of  Wembley,  in each such case prior to 30 March 2004, there being no provision of any agreement,  arrangement,  lease, licence, permit or other  instrument  to which  any  member  of the  Wembley  Group is a party or by or to which any such member or any of its assets is or may be bound,  entitled or subject  which,  as a result of the Offer,  its  implementation  or the  acquisition  or  proposed  acquisition  by the
                  Offeror of any  shares  in, or change in the  control or  management  of,  Wembley or  otherwise, would or might  reasonably  be  expected  to result  in, to an extent  which is  material  in the context of the Wembley Group taken as a whole:

                  (i)      any  moneys  borrowed  by or any  other  indebtedness  (actual  or contingent)  of any such  member  being or becoming  repayable  or being capable of being declared  repayable  immediately or earlier than the stated  repayment  date or the  ability of such member to borrow  moneys  or  incur  any  indebtedness  being  withdrawn  or inhibited;

                  (ii)     the  creation  or  enforcement  of any  mortgage,  charge or other security  interest  over the  whole  or any part of the  business, property  or  assets  of any  such  member  or any  such  security interest (whenever arising or having arisen) becoming enforceable;

                  (iii)    any assets or  interests of any such member being or falling to be disposed of or charged or any right  arising  under which any such asset or  interest  could be required to be disposed of or charged other than in the ordinary course of trading;

                  (iv)     the  interest  or business of any such member in or with any other person,  firm  or  company  (or  any  agreements  or  arrangements relating  to  such  interest  or  business)  being  terminated  or adversely affected;

                  (v)      any such member  ceasing to be able to carry on business under any name under which it presently  does so;

                  (vi)     the value of any such member or its  financial  or trading position or  profits  being prejudiced or adversely affected;

                  (vii)    any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

                  (viii)   the creation of any liabilities (actual or contingent) by any such member,

                  and no event having  occurred  which,  under any  provision of any agreement,  arrangement, licence or other instrument to which any member of the  Wembley  Group is a party or by or to which any such  member or any of its assets may be bound or be  subject,  could  reasonably  be  expected to result in any events or  circumstances  as are referred to in subparagraphs
                  (i) to (viii) of this paragraph (g);

(h)               since  31  December  2003  (except  as  publicly  announced  to  a
                  Regulatory  Information  Service by or on behalf of Wembley before
                  30 March 2004 or as fairly disclosed in writing by or on behalf of
                  Wembley to BLB Investors prior to 30 March 2004), no member of the
                  Wembley Group having:

                  (i)      save as between Wembley and its wholly-owned subsidiaries prior to
                           30 March  2004 or upon the  exercise  of rights to  subscribe  for
                           Wembley Shares pursuant to options granted under the Wembley Share
                           Option  Schemes  prior to such date,  issued or agreed to issue or authorised  the  issue  of  additional  shares  of any  class,  or securities  convertible  into  or  exchangeable  for,  or  rights, warrants or options to subscribe  for or acquire,  any such shares or convertible securities;

                  (ii)     recommended,  declared,  paid or made or  proposed  to  recommend,
                           declare,   pay  or  make  any  bonus  issue,   dividend  or  other
                           distribution,  whether payable in cash or otherwise,  other than a distribution by any wholly-owned subsidiary of Wembley;

                  (iii)    save  for  transactions   between  Wembley  and  its  wholly-owned
                           subsidiaries,  implemented or authorised any merger or demerger or acquired or disposed of or, other than in the  ordinary  course of business, transferred,  mortgaged or charged, or created any other security interest over, any asset or any right,  title or interest in any asset;

                  (iv)     implemented  or authorised  any  reconstruction,  amalgamation  or scheme of arrangement;

                  (v)      purchased,  redeemed  or  repaid  any of its own  shares  or other securities  or reduced or made or  authorised  any other change in its share capital;

                  (vi)     (save as between Wembley and its wholly-owned  subsidiaries)  made or  authorised  any  change  in its  loan  capital  or  issued  or authorised  the issue of any  debentures  or incurred or increased any indebtedness or contingent liability;

                  (vii)    entered  into,  varied or  terminated,  or authorised  the entry into,  variation or  termination of, any contract,  commitment,  agreement,  proposal  or  arrangement  (whether  in  respect  of capital  expenditure  or otherwise)  which is outside the ordinary  course of trading or which is of a long-term,  onerous or unusual  nature or  magnitude or which  involves or could involve an  obligation  of a nature or magnitude  which is material in the context of the Wembley  Group (taken as a whole) or which is or is likely to be  restrictive  on the  business  of any  member  of the  Wembley  Group or the BLB  Investors  Group to an
                           extent  which is  material  in the  context of the  Wembley  Group or the BLB  Investors
                           Group (as appropriate) taken as a whole;

                  (viii)   been unable,  or admitted in writing that it is unable, to pay its debts or having  stopped or suspended  (or  threatened  to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

                  (ix)     taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any  jurisdiction)  or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer
                           (or  for  the   appointment   of  any  analogous   person  in  any
                           jurisdiction)  of all or any of its  assets  and  revenues  or any
                           analogous   proceedings  in  any  jurisdiction  or  appointed  any
                           analogous person in any jurisdiction;

                  (x)      waived,  compromised  or settled any claim  otherwise  than in the ordinary course of trading;

                  (xi)     entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Wembley;

                  (xii)    made or  consented to any  significant  change to the terms of the trust deeds  constituting the pension schemes  established for its directors  and/or  employees  and/or  their  dependants  or to the benefits  which  accrue,  or to the  pensions  which  are  payable thereunder,  or to the basis on which qualification for or accrual or  entitlement  to such  benefits or pensions are  calculated  or determined,  or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees; or

                  (xiii)   entered into any contract, commitment or arrangement or passed any resolution or made any offer (which  remains open for  acceptance)
                           with respect to, or proposed or announced  any intention to effect or propose, any of the transactions, matters or events referred to in sub-paragraphs (i) to (xii) of this paragraph (h);

         (i)      since  31  December  2003  (except  as  publicly  announced  to  a
                  Regulatory  Information  Service by or on behalf of Wembley before
                  30 March 2004 or as fairly disclosed in writing by or on behalf of
                  Wembley to BLB Investors prior to 30 March 2004):

                  (i)      no  adverse  change  having  occurred  in  the  business,  assets, financial  or  trading  position  or  profits of any member of the
                           Wembley  Group to an extent which is material to the Wembley Group taken as a whole;

                  (ii)     no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced,  instituted or remaining  outstanding by, against or in respect of any member of the  Wembley  Group or to which any member of the Wembley  Group is a party  (whether as claimant or defendant or otherwise) and no  investigation  by any Relevant  Authority or other  investigative  body  against or in respect of any member of the Wembley  Group having been threatened,  announced,  instituted or remaining  outstanding by, against or in respect of any member of the Wembley Group which,  in any such case,  might be likely to  adversely  affect any member of the Wembley  Group to an extent which is material to the Wembley Group (taken as a whole); and

                  (iii)    no  contingent  or other  liability  having  arisen which would or might be likely to  adversely  affect  any  member of the  Wembley
                           Group to an extent which is material to the Wembley Group taken as a whole;

         (j)      except as fairly  disclosed  to BLB  Investors in writing by or on behalf of Wembley  prior to 30 March 2004,  the Offeror not having discovered that:

                  (i)      any  financial,  business  or  other  information  concerning  the
                           Wembley  Group  publicly  disclosed at any time by or on behalf of any member of the  Wembley  Group which is material in the context of the Offer is misleading,  contains a misrepresentation  of fact or  omits  to  state  a fact  necessary  to make  the  information contained therein not misleading;

                  (ii)     any  member of the  Wembley  Group is  subject  to any  liability, contingent  or  otherwise,  which  should  have  been  but  is not disclosed  in the annual  report and  accounts  of Wembley for the year ended 31  December  2003 and which is material in the context of the Wembley Group (taken as a whole);

                  (iii)    in relation to any release, emission, discharge, disposal or other fact or circumstance  which causes or might reasonably be expected to cause pollution of the environment or harm to human health,  no past or present  member of the Wembley  Group having (i) committed any violation of any laws, statutes,  ordinances or regulations of any Relevant Authority and/or (ii) incurred any liability (whether actual or contingent) with respect thereto; or

                  (iv)     there is or is likely to be any  obligation or liability  (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned,  occupied,  operated or made use of or controlled by any past or present  member of the Wembley
                           Group under any  environmental  legislation,  regulation,  notice, circular or order of any Relevant  Authority in any  jurisdiction, in each case, to an extent which is material in the context of the
                           Wembley Group (taken as a whole).

If the  Offeror  is  required  by the Panel to make an offer  for  Wembley  Shares  under the provisions of Rule 9 of the City Code,  then the Offeror may make such  alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

As part of the financing  arrangements with Deutsche Bank and JPMorgan Chase,  members of the
BLB  Investors  Group who are  parties to those  arrangements  have  agreed  that none of the conditions of the Offer will be waived (unless the Offeror is required to do so by the Panel)
without the prior written consent of Deutsche Bank and JPMorgan Chase.

The Offer will be governed by English law and be subject to the  jurisdiction  of the English courts.

The Offeror  reserves the right at its absolute  discretion to waive all or any of conditions
(b) to (j)  inclusive,  in whole or in part.  The  Offer  will  lapse  unless  all the  above conditions are fulfilled or (if capable of waiver) waived or, where  appropriate,  determined by the Offeror to have been satisfied or to remain  satisfied by midnight on the day which is
21 days after the later of the First  Closing Date and the date on which the Offer becomes or is declared  unconditional as to acceptances (or such later date as the Offeror may, with the consent of the Panel,  decide). The Offeror shall be under no obligation to waive or treat as fulfilled  any of conditions  (b) to (j) inclusive by a date earlier than the date  specified above for the fulfilment thereof  notwithstanding  that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

Unless the Panel otherwise  consents,  the Offer will lapse if, before the First Closing Date or the date when the Offer becomes unconditional as to acceptances  (whichever is the later), the Offer,  or any aspect of it, is referred to the  Competition  Commission  or the European
Commission  either initiates  proceedings  under Article 6(1)(c) of the Merger Regulation or, following a referral to a competent authority in the United Kingdom under Article 9(1) of the
Merger  Regulation,  the Offer,  or any  aspect of it, is then  referred  to the  Competition
Commission.

                                         APPENDIX II

                                         Definitions

         The following definitions apply throughout this announcement:

         Active Value                   Active Value Fund  Managers  Limited  and,  where the context so requires, certain of its affiliates

         Announcement Shares            the 4,921,392  Wembley Shares  (representing
                                        approximately  14.16 per cent.  of  Wembley's  issued
                                        share  capital)  which BLB Investors  announced on 19
                                        March 2004 that it had agreed to purchase (subject to
                                        (a)  the  announcement  by  BLB  Investors  of a firm
                                        intention  to make an offer for Wembley by  10.01a.m.
                                        on 30  March  2004  and (b) the HSR  Condition)  from
                                        Active Value

         Australia                      the Commonwealth of Australia, its territories and possessions

         BLB Investors                  BLB Investors,  L.L.C.,  a Delaware limited  liability  company, which  is 50  per  cent.  owned  by  investment  affiliates  of  Starwood
                                        Capital,  25 per cent.  owned by investment  affiliates of Kerzner and 25 per cent.  owned by  investment  affiliates of Waterford  and,  where the context  requires,  references to BLB Investors shall include  references to any affiliates or associates of BLB Investors

         BLB Investors Group            BLB Investors and its subsidiary undertakings

         Canada                         Canada,  its provinces and  territories and all areas subject to its jurisdiction

         City Code                      the City Code on Takeovers and Mergers

         Closing Price                  the  closing  middle  market  price  of  a  Wembley  Share  on a particular day as derived from the Daily Official List

         Companies Act                  the Companies Act 1985 (as amended)

         Consortium                     Starwood Capital, Kerzner and Waterford

         Daily Official List            the daily official list of the London Stock Exchange

         Deutsche Bank                  Deutsche  Bank  Trust  Company  Americas  and  Deutsche  Bank AG
                                        Cayman Islands Branch

         Form of Acceptance             the form of  acceptance  and  authority to  accompany  the Offer
                                        Document

         HSR Condition                  all  necessary   notifications  and  filings
                                        having  been made and all  relevant  waiting  periods
                                        expiring   or  having  been   terminated   under  the
                                        Hart-Scott-Rodino Antitrusts Improvements Act of 1976
                                        (as   amended)  and  all   approvals  or   clearances
                                        thereunder  having been  obtained  to the  reasonable
                                        satisfaction of BLB Investors

         Independent Entity             a special purpose vehicle  incorporated  for
                                        the purpose of acquiring LPJ from  Wembley,  in which
                                        no  member  of  the  Wembley  Group  or  of  the  BLB
                                        Investors Group has any interest

         Japan                          Japan, its cities and prefectures, territories and possessions

         JPMorgan                       J.P. Morgan plc

         JPMorgan Chase                 JPMorgan Chase Bank

         Kerzner                        Kerzner International Limited

         Lincoln Park Business          the gaming and  entertainment  facility located at Lincoln Park,
                                        1600 Louisquisset Pike, Lincoln, Rhode Island, United States

         Lincoln Park Litigation        the indictment  (CR. No. 03-81-03 ML) against Lincoln Park, Inc.
                                        issued by the United  States  District  Court for the  District  of Rhode
                                        Island

         Lincoln Park Reorganisation    the reorganisation of Wembley's interests in
                                        the  Lincoln  Park   Business,   to  be   implemented
                                        substantially in the form described in paragraph 8 of
                                        this  announcement  or as  otherwise  may  be  agreed
                                        between BLB Investors and Wembley

         London Stock Exchange          London Stock Exchange plc

         LPJ                            a   limited    liability   company   to   be
                                        incorporated   in  Jersey   which  will  acquire  the
                                        membership  interest  in  LPRI as  described  in this
                                        announcement

         LPRI                           LPRI LLC, a limited liability company formed in Rhode Island

         MGM Proposal                   the  scheme  of  arrangement  effecting  the
                                        proposed  acquisition  by MGM MIRAGE of Wembley which
                                        was  announced  on 27  January  2004  (as  it  may be
                                        modified from time to time)

         Offer Document                 the   document   to  be  sent   to   Wembley
                                        Shareholders   (and,   for   information   only,   to
                                        participants  in the Wembley  Share  Option  Schemes)
                                        which will contain the Offer

         Offer                          the cash  offer to be made by  JPMorgan,  on
                                        behalf of the Offeror,  to acquire the entire  issued
                                        and to be issued share capital of Wembley not already
                                        owned by any member of the BLB Investors Group on the
                                        terms and subject to the  conditions to be set out in
                                        the Offer Document and Form of Acceptance  including,
                                        where the context requires,  any subsequent revision,
                                        extension or variation of such Offer

         Offeror                        a direct or indirect  wholly-owned  subsidiary  of BLB Investors incorporated for the specific purpose of making the Offer

         Official List                  the Official List of the UKLA

         Panel                          the Panel on Takeovers and Mergers

         Pounds Sterling or £           UK  pounds   sterling  (and   references  to  "pence"  shall  be
                                        construed accordingly)

         Regulatory Information Service any of the services set out in Schedule 12 to the Listing  Rules of the UKLA from time to time

         Starwood Capital               Starwood Capital Group Global, L.L.C.

         holding company, subsidiary,   have the meanings given by the Companies Act (but for these
         subsidiary undertaking,        purposes ignoring  paragraph  20(1)(b) of Schedule 4A
         associated  undertaking and    to the Companies Act) and substantial  interest means
         undertaking                    a direct or indirect interest in 20 per cent. or more
                                        of the equity capital of an undertaking

         UKLA                           the United Kingdom Listing Authority,  being
                                        the  Financial   Services  Authority  acting  in  its
                                        capacity as the competent  authority for the purposes
                                        of Part VI of the Financial  Services and Markets Act
                                        2000

         United Kingdom or UK           the United Kingdom of Great Britain and Northern Ireland

         United States or US            the   United   States   of   America,    its
                                        territories and possessions,  any State of the United
                                        States of America,  the  District of Columbia and all
                                        other areas subject to its jurisdiction

         US$ or $                       US dollars

         US Attorney                    the United States Attorney for the District of Rhode Island

         Waterford                      Waterford Group, L.L.C.

         Wembley                        Wembley plc

         Wembley Board                  the board of directors of Wembley

         Wembley Directors              the directors of Wembley

         Wembley Group                  Wembley and its subsidiary undertakings

         Wembley Meetings               the Court meeting and  extraordinary  general meeting of Wembley
                                        Shareholders to effect the proposed acquisition by MGM MIRAGE of Wembley

         Wembley Shareholders           holders of Wembley Shares from time to time

         Wembley Share Option Schemes   all or (where the context permits) any of:

                                        (a) The Wembley 1995  Executive  Share Option Scheme;

                                        (b) The Wembley  1996  Unapproved  Executive  Share
                                            Option  Scheme;  and

                                        (c) The Wembley plc Savings Related Share Option Scheme

         Wembley Shares                 ordinary shares of £1.00 each in Wembley

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1        Before ascribing any value to LP Residual Limited in the MGM Proposal.
2        Before ascribing any value to LP Residual Limited in the MGM Proposal.